Exhibit 12.1

CrowdCheck Law LLP

700 12th Street NW, Suite 700

Washington, DC 20005

March 24, 2022

Board of Directors

Wing Zone Labs, Inc.

1661 East Franklin Avenue

El Segundo, CA 90245

To the Board of Directors:

We are acting as counsel to Wing Zone Labs, Inc. (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A (the “Offering Statement”). The Offering Statement covers the contemplated sale of up to 1,782,531 shares of the Company’s Common Stock for cash consideration, along with up to 356,506 shares of Common Stock eligible to be issued as “Bonus Shares”, as defined in the Offering Statement, for an aggregate of 2,139,037 shares of Common Stock.

In connection with the opinion contained herein, we have examined the Offering Statement, the Amended and Restated Certificate of Incorporation and Bylaws, and amendments thereto, the resolutions of the Company’s board of directors and stockholders, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the shares of Common Stock and the Bonus Shares being sold pursuant to the Offering Statement are duly authorized and will be, when issued in the manner described in the Offering Statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the Offering Statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the Offering Statement.

Yours truly,

/s/ CrowdCheck Law LLP

CrowdCheck Law LLP

AS/DP